Exhibit 99.1

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

September 21, 2015

Buenos Aires

To: Comisión Nacional de Valores (National Securities Commission)

Re: Material Event

To whom it may concern,

We write to inform you that on September 18, 2015, Mrs. María O. Hordeñana de Escasany passed away. Mrs. Hordeñana de Escasany held the position of Alternate Director since she was designated as such at the Shareholders´ Meeting held on April 29, 2014.

The new list of the company´s directors, supervisory committees, independent registered public accountants and management is attached hereto.

Yours faithfully,

A. Enrique Pedemonte

Attorney-in-fact

Grupo Financiero Galicia S.A.

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.

BOARD OF DIRECTORS, SUPERVISORY COMMITTEE, INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS, AND MANAGEMENT

		Current Term Ends
Board of Directors
Chairman	Eduardo J. Escasany	04.15.2016
Vice chairman	Pablo Gutiérrez	04.15.2016
Directors	Abel Ayerza	04.29.2018
	Federico Braun	04.29.2017
	C. Enrique Martin	04.29.2018
	Luis O. Oddone	04.15.2016
	Silvestre Vila Moret	04.29.2017
	Antonio R. Garcés	04.29.2018

Alternate Directors	Sergio Grinenco	04.29.2018
	Alejandro M. Rojas Lagarde	04.29.2018
	Augusto Rodolfo Zapiola Macnab	04.29.2018

Supervisory Committee
Syndics	Enrique M. Garda Olaciregui	04.29.2016
	Norberto D. Corizzo	04.29.2016
	Luis A. Díaz	04.29.2016
Alternate Syndics	Miguel N. Armando	04.29.2016
	Fernando Noetinger	04.29.2016
	Horacio Tedín	04.29.2016

Independent Accountant	Price Waterhouse & Co. S.R.L.
Accountant	Santiago José Mignone	Fiscal Year 2015
Alternate Accountant	Carlos Martín Barbafina	Fiscal Year 2015

Management
CEO	Pedro A. Richards
CFO	José L. Gentile

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.